





08006030

November 18, 2008

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
1934 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: SEC File #82-3354

Gentlemen:

Michelin

Pursuant to Rule 12g3-2(b) and at the request of Compagnie Générale des Etablissements Michelin ("CGEM"), please find enclosed herewith the following:

- Press Release dated October 29, 2008.

If you have any questions regarding these documents, please feel free to contact me at (864) 458-5513.

Very truly yours,

Mark I. Williams
Vice President, Secretary
and General Counsel

Michelin North America, Inc.

One Parkway South
P.O. Box 19001
Greenville, South Carolina 29602-9001
Tel: 864/458-5000

PRESS RELEASE
Clermont-Ferrand, October 29, 2008

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

Financial information to September 30, 2008

Michelin announces net sales up +4.5% at constant currency to EUR 12.5 billion for the first nine months of the year (down 1.1% at current exchange rates)

- **+ 1.4% cumulated sales volume growth for the first 9 months of 2008; the third quarter was up slightly, despite the recent sharp decline of the European and North American markets;**
- **+ 3.0% positive price-mix for the first 9 months and nearly + 5% for the third quarter alone, reflecting implementation of price increases across Michelin's product ranges and markets worldwide;**
- **- 5.3% continued strongly negative currency impact, despite less negative trends in the third quarter.**

In a particularly difficult trading environment in Europe and North America, especially at the end of the reporting period, Michelin posted a rather satisfactory commercial performance for the first 9 months of 2008. This was especially true for the Truck tire operations, that often posted significant sales volume growth worldwide (except for Europe) and for the Earthmover and Aircraft operations, where demand has remained fairly strong and where the Group's product offering is highly appreciated by its customers.
The MICHELIN brand was particularly resilient to generally weak demand, which enabled it to strengthen its positions across world markets.

The decline of oil and natural rubber prices recorded in the third quarter was particularly sharp. These trends, however, will not impact Michelin's accounts in 2008, due to the time lag between raw material purchases and the sale of tires made from them. The Group therefore confirms that the additional cost burden in 2008 due to raw materials should amount to approximately EUR 750 million, excluding currency effect. Michelin was able to implement unprecedented global price increases to offset these extra costs.

In July, the Group had based its estimated results for the full year on the assumption that "second half markets do not worsen beyond estimated levels" forecasted at the time. The different trends recorded since early October point to a sharper deterioration of demand in most European and North American countries. If this trend is confirmed in November and December, the Group should post 7% to 7.5% operating margin before non-recurring items for fiscal 2008.


MICHELIN
A better way forward

(in EUR million)	3rd quarter 2008		9 months 2008	
Net Sales	4,212 (+ 0.7% / Q3 2007)		12,451 (-1.1% / 9 months 2007)	
Change at constant exchange rates	+ 5.1%		+ 4.5 %	
Net Sales	*Total change* Q3 2008/Q3 2007		*Total change* 9 months 2008 / 9 months 2007	
	(€m)	Total %	(€m)	Total %
Net sales:	+ 28	+ 0.7%	- 135	- 1.1%
of which volumes	+ 9	+ 0.2%	+ 180	+ 1.4%
Price/mix	+ 206	+ 4.9%	+386	+ 3.0%
Currency	- 187	- 4.2%	- 701	- 5.3%

1. **Tire Market Trends**

Third quarter 2008 year-on-year change

	Europe	North America	Asia	South America	Africa/ MiddleEast
Passenger Car & Light Truck Original Equipment	- 3.4%	- 14.9%	+ 4.4%	+ 14.2%	+ 13.8%
Passenger Car & Light Truck Replacement	- 4.2%	- 5.1%	+ 5.0%	+ 5.0%	+ 3.2%
Truck Original Equipment*	- 0.2%	- 9.5%	+ 15.8%	+ 20.8%	+ 3.0%
Truck Replacement*	+ 0.7%	- 3.5%	+ 16.6%	+ 15.5%	+ 5.1%

* Radial only

First nine-month 2008 year-on-year change

	Europe	North America	Asia	South America	Africa/ Middle-East
Passenger Car & Light Truck Original Equipment	+ 0.5%	- 13.1%	+ 8.0%	+ 17.1%	+ 13.9%
Passenger Car & Light Truck Replacement	- 3.4%	- 2.9%	+ 5.2%	+ 2.8%	+ 3.2%
Truck Original Equipment*	+ 9.6%	- 15.8%	+ 26.5%	+ 20.9%	+ 3.0%
Truck Replacement*	- 3.5%	- 4.2%	+ 13.5%	+ 20.3%	+ 5.1%

* Radial only

In Europe,

- **Passenger Car and Light Truck Replacement** markets remained bearish as the summer months posted a sharp year-on-year decline: in the third quarter 2008 alone, demand declined more than 4%. Note that the winter segment posted a 13% slump since the beginning of the year. Excluding the winter segment, the market was stable, down a modest 0.7% over the first 9 months of the year.
  The sharp differences observed between Western Europe and Eastern Europe remained: overall, since the beginning of the year, Western European demand declined more than 6%, while in Eastern Europe, markets grew almost 6%, with Romania and Bulgaria growing more than 20% and Russia around 6%.

  Except for the winter segment, the market mix was further enriched.

- **Truck Replacement** markets were down more than 3% over the 9-month period, but were stable in the third quarter year-on-year. The regional trends were maintained, with strong declines in Western Europe (-7.5% for the 9 months) and in Eastern Europe (-9.6%), while demand remained impressive in Russia (+25% to +30%). Large fleets did better than the smaller ones, as the latter had little flexibility to pass on massive fuel price increases to their customers. The 'construction' segment was the most affected while the 'local/regional' and 'long haul' segments behaved differently from country to country.

- **Passenger Car and Light Truck Original equipment** tire markets were stable in the first 9 months of the year as the growth recorded in the first half was wiped out by the -3.4% decline of the third quarter. This trend reflects the problems faced since the beginning of the year by the OEMs present in Europe.

- **Truck Original equipment** power unit tire market demand fell in the third quarter, mainly as a result of recent economic slowdown and uncertainties concerning future prospects; a situation aggravated by tightening credit conditions.

  The trailer market, slightly up over the 9-month period, posted a sharp year-on-year decline in the third quarter.

In North America,

- **Passenger Car and Light Truck Replacement** markets declined significantly in the third quarter; this was particularly the case in the United States, where demand was down more than 8% over the period, after a nearly 3% drop in the first two quarters of the year.
  The bearish market trends are mostly aggravated by an adjustment of consumer behavior as drivers tend to postpone the purchase of new tires as much as possible and to reduce mileage driven. In Canada, however, demand was boosted by early purchases of winter tires driven by a new regulation making them compulsory in Quebec during the winter months.

- **Truck Replacement radial (new tire)** demand remained depressed in the first 9 months of the year, despite stable road freight volumes for the period; indeed, heavy road haulers have largely dipped into their tire reserves over the last few months.

  The **retread** market is trending up further.

- The significant decline in **Passenger Car and Light Truck Original equipment** markets reflected the slump experienced by North American OEMs.

- Although the basis for comparison is gradually improving, the **Original equipment Truck tire** markets are still down sharply: uncertainties as to business prospects over the coming months translate into a wait-and-see attitude among fleet owners who tend to postpone new truck purchases.

Other Regions

- In **Asia, Passenger Car and Light Truck tire Replacement** demand remained rather strong, driven by the Chinese (+19%) and Indian (+7%) markets. Demand remains stable in the region's other countries. In Japan, the market posted moderate growth. The **Original equipment** market remained strong despite a certain slowdown as growth dropped to 4.4% in the third quarter, versus nearly 13% in the first quarter. China and India accounted for most of the growth.

- The radial **Truck** tire markets, in both the **Original equipment** and **Replacement** segments confirmed the very supportive trends observed at the beginning of the year, posting around 16% growth in the third quarter. Moreover, these markets benefited from the further decline in demand for bias tires. The Australian market, hit by a degrading economic environment, was the region's only market to decline.

- In **South America**, the 5% **Passenger Car and Light Truck Replacement tire** market growth resulted from very different trends from country to country: while demand continued to trend up sharply in Brazil, a market driven by brisk Asian import business, Argentina was down sharply as a result of tightening credit. The **Original equipment** markets trended up further.

  Truck tire demand in both the **Replacement** and the **Original equipment** segments posted further strong growth.

Key Changes in the Specialty Tire Markets

- **Earthmover:** In the first 9 months of the year, earthmover tire demand remained strong: trending up sharply in the Mines and Quarries segment, it slowed down in Construction in both Europe and North America.

- **Agricultural:** Sustained OEM demand for lead tractor (150 HP and above) tires was confirmed. The replacement markets grew slightly in Europe and were stable in North America.

- **Two-Wheel:** The main motorcycle tire markets were up year-on-year, although the North American market tended to slow down.

- **Aircraft:** The Commercial and General Aviation markets, still dynamic in Europe, showed certain signs of weakness in North America. The radial tire market benefited from de-commissioning of the less fuel efficient aircraft, largely fitted with bias tires.

2. Michelin Group Net Sales Change

2.1 Overview

In the first 9 months of 2008, net sales declined 1.1% versus the same period of 2007.

This change resulted from the following factors:

- **+ 1.4% positive volume impact**: despite strongly declining tire markets in the third quarter in Europe (Passenger Car and Light Truck segment) and North America (Passenger Car and Light Truck and Truck segments), the Group maintained its quarter-on-quarter sales volumes. Over the first 9 months, Group sales growth was mainly accounted for by the outstanding commercial performance of the Truck replacement tire business, driven by all regions (except for Europe) and by the Specialty operations (in particular Earthmover and Aircraft tires). In the Passenger Car and Light Truck tire segment, sales volumes were globally stable year-on-year.

- **+ 3.0% positive price-mix effect**: for the third quarter alone, the Group recorded a +4.9% positive price-mix effect, reflecting the gradual implementation of the price increases across product ranges and markets worldwide. The effect should further strengthen over the coming months. While the brand and segment mixes were further enriched, this was partly offset by the unfavorable market (Original equipment/Replacement) and geographic mixes. Note the very good performance of the MICHELIN brand across market segments and regions.

- **The sharp - 5.3% negative currency impact** resulted mainly from the depreciation relative to the euro of the U.S. dollar (- 11.7%), the Pound Sterling (- 13.5%) and the Mexican peso (- 8.0%). Taking the third quarter alone, the negative impact was limited to 4.2%, especially due to the relative appreciation of the U.S. dollar versus the euro.

2.2 Breakdown of Net Sales by Reporting Segment

3rd quarter 2008

Net sales in EUR million	3rd quarter 2008	3rd quarter 2007	% Change
Passenger Car / Light Truck and Related Distribution	2,194	2,256	- 2.7%
Truck and Related Distribution	1,464	1,430	+ 2.4%
Specialty Businesses [1]	554	498	+ 11.2%
Group Total	4,212	4,184	+ 0.7%

[1] Earthmover, Agricultural, Two-wheel and Aircraft tires; Maps and Guides; ViaMichelin and Michelin Lifestyle.

9 months 2008

Net sales in EUR million	9 months 2008	9 months 2007	% Change
Passenger Car / Light Truck and Related Distribution	6,551	6,744	- 2.9%
Truck and Related Distribution	4,160	4,176	- 0.4%
Specialty Businesses [1]	1,740	1,666	+ 4.4%
Group Total	12,451	12,586	- 1.1%

[1] Earthmover, Agricultural, Two-wheel and Aircraft tires; Maps and Guides; ViaMichelin and Michelin Lifestyle.

2.2.1 Passenger Car / Light Truck and Related Distribution

In Europe,

In the **Replacement** segment, Group sales slightly outperformed the market in the first 9 months of the year. In particular, Michelin strengthened its positions in Eastern Europe. Unit selling prices were pushed up by the increases implemented in the second quarter.

In a difficult trading environment, the MICHELIN brand confirmed its resilience, posting a better commercial performance than the market.

In what was a very slowly growing market, Michelin posted satisfactory **Original Equipment** sales growth during the first nine months of the year, although the trend was less favorable in the third quarter. Sales benefited from the success of the Group's energy-efficient tire offering.

In North America,

The Group posted a satisfactory commercial performance in the **Replacement** tire segment: the Group strengthened its positions in the region, particularly in the U.S., where the MICHELIN brand was able to withstand the depressed environment.

The three rounds of price increases implemented in March, July and September translated into a substantial increase in unit selling prices.

In the **Original Equipment** segment, the Group strengthened its positions in what was a particularly grim trading environment.

MICHELIN
A better way forward

In Asia, **Replacement** sales volumes for the first nine months grew faster than demand. The Group therefore strengthened its commercial positions in most of the region's countries. Price increases implemented during the first half stuck. A new round of price increases is in the process of being deployed. In China, Michelin maintained its positions: the TyrePlus distribution network now includes 500 sales points across the country.

In **Original equipment,** Group sales were in line with a supportive market.

In South America, Michelin's **Replacement** sales grew sharply across the region, reflecting a strengthening of Group positions.

2.2.2 Truck and Related Distribution

In Europe,

Michelin's commercial performance in the **Replacement** market was satisfactory in what was a slack business environment: the Group maintained its overall positions. On the other hand, it was affected by being overweight in the countries where demand declined the most.

The price increases introduced in the spring stuck. A further round of price increases is being implemented in order to fully offset strong raw material price inflation during the first few months of 2008.

In such a depressed environment, MICHELIN Fleet Solutions, the Group's global offering (tires and associated services) is doing well. The larger fleets that it serves were indeed better placed to pass on higher fuel prices to their customers.

In the **Original equipment** tire segment, in a strongly growing market in the first 9 months of the year, Group sales posted satisfactory growth. Michelin retained its market share of most of its OEM customers.

In North America,

In the **Replacement** market, Michelin's sales trend was less negative than the market change: for the fourth year running, Michelin strengthened its positions.
Michelin strove to offset raw material cost inflation, whose impact is very strong on this segment and was particularly high in the region. Three successive price increases were successfully implemented during the year.

The Group's **Retreading** business was boosted by its acquisition of Oliver Rubber: sales increased substantially.

In **Original equipment**, Michelin's high market share has remained stable since the beginning of the year.

In Asia,

The Group's commercial performance was very satisfactory in both the **Replacement** and the **Original equipment** segments. Michelin's sales grew sharply in all countries of the region except for Australia, where sales volumes were pushed down by the difficult economic environment. Michelin posted further record sales in China, where it strengthened its positions.

Retread business posted double-digit growth.

In South America,

The Group's commercial performance in the **Replacement** segment posted strong year-on-year progress; the sales volume increase, however, was capped by available production capacity.

2.2.3 Specialty Tire Businesses

Earthmover: in a continued supportive environment, Group sales volumes grew sharply in the first 9 months of the year, driven, in particular, by commissioning of new tire production capacity dedicated to the mining sector. This good commercial performance reflected significant market share gains.

Agricultural: net sales growth was driven by further brand and product mix enrichment in both the original equipment and replacement segments. This trend resulted from introduction of new high-technological content products and from the growth of the lead tractor tire segment (more than 150 hp).

Two-Wheel: sales grew slightly year-on-year, underpinned by the successful launch of the new MICHELIN Pilot Road 2 motorcycle radial tire offering. In the bicycle tire segment, launch of the MICHELIN Pro3 Race tire was also a popular success.

Aircraft: Group sales were boosted by the Group's supply contract with the US Airforce.

3. Outlook

Estimated full-year change in 2008 tire markets versus 2007

The main European and North American tire markets experienced a sharp slowdown over the last few weeks.

- **Passenger Car and Light Truck** markets
  - **Replacement**: the strong slump in demand since the summer reflects the drivers concern about the recession experienced in most developed countries. The emerging countries, on the other hand, are expected to post relatively healthy trends.
  - **Original Equipment:** with the market slump experienced in North America, demand also clearly contracted in Europe in the last few weeks. Asian and South American markets should remain globally positive.
- **Truck** tire markets
  - **Replacement**: demand is not expected to improve over the coming months, and the forecasts published by the Group for Europe and North America are confirmed. In Asia and South America, sharp demand growth is confirmed.
  - **Original Equipment:** in Europe, the third quarter witnessed a sharp reversal of demand trends after the first half had posted a strong increase. This negative trend is expected to accelerate in the fourth quarter. In North America, no rebound is to be expected, despite a favorable basis for comparison. By contrast, the main emerging countries markets keep posting buoyant growth.

	Europe	North America	Asia	South America	Africa/ Middle-East
Passenger Car & Light Truck Original Equipment	- 4%	- 14%	+ 5%	+ 15%	+ 14%
Passenger Car & Light Truck Replacement	- 4%	- 4%	+ 3%	+ 3%	+ 3%
Truck Original Equipment*	+ 4%	- 15%	+ 25%	+ 18%	+ 3%
Truck Replacement*	- 6%	- 5%	+ 10%	+ 15%	+ 5%

* Radial only

Raw Material Cost Trends

The Group confirms its assumptions of an additional cost impact of raw materials on its P&L of some EUR 750 million excluding currency effect for the full year 2008. Over the last few weeks, a spectacular and sweeping fall in raw material prices was recorded. Beginning in the second quarter 2009, the Group will start benefiting from this change.

- The recent unprecedented drop of **natural rubber prices** is accounted for, on the one hand, by a shift of financial speculation away from this commodity and, more importantly, by a sharp drop in industrial orders from tire makers in particular. The revaluation of the U.S. dollar versus the currencies of the main rubber producing countries also accounted for part of this effect;

- The oil by-products, particularly **carbon black and synthetic rubber** are more or less directly impacted by declining oil prices; in this area too, the recent evolution is accounted for by hedge funds massively pulling their investments out of these commodity markets and by the looming recession, which would lead to a significant drop in oil derivative consumption.

- Finally, tensions in the metal markets have eased due to the slump of the U.S. and European construction market; this is expected to have a positive impact on **metal reinforcement** prices.

In July, the Group had based its estimated results for the full year on the assumption that "second half markets do not worsen beyond estimated levels" forecasted at the time. The different trends recorded since early October point to a sharper deterioration of demand in most European and North American countries. If this trend is confirmed in November and December, the Group should post 7% to 7.5% operating margin before non-recurring items for fiscal 2008.

4. Third Quarter 2008 Highlights

Michelin pursues its strategy of modernizing and reorganizing its operations in Italy

On October 28, 2008, Michelin announced a plan intended to make its operations in Italy more competitive. The Group will invest more than €200 million between now and 2013 to upgrade its production facilities in the country.
Michelin intends to reorganize its Italian plants to make them more productive and more specialized.
Production capacity will be significantly increased at the Cuneo plant, as to make it Europe's largest premium passenger car tire production facility.
The Stura workshop in Turin will terminate car tire production at year-end 2009. The Turin facility will continue to manufacture semi-finished products and operate its logistics center, following the transfer of the Vercelli warehouse.

Michelin on Target to Meet its Competitiveness Improvement Objectives

In early October 2008, at a conference during the Paris Auto Show, Managing Partner Michel Rollier made a progress report on the implementation of Michelin's "Horizon 2010" strategic plan, particularly on the Group's Competitiveness plan designed to achieve EUR 1.5 to 1.7 billion savings by end 2010 versus 2006. In the first 18 months of the plan, costs have already been reduced by a total of EUR500 million in the following key areas: industrial costs, R&D, raw materials, SG&A. Michelin's facilities are posting increasing levels of performance since the Michelin Manufacturing Way good practices are being rolled out. Substantial progress was also achieved in R&D, logistics, purchasing efficiency and SG&A cost savings.
At a time of unprecedented cost inflation, Michelin rigorously pursues its competitiveness plan enabling it to considerably improve profitability by 2010, through measures taken internally.

Expansion in New High-Growth Markets

During the Paris Auto Show, Michel Rollier indicated that the Group was going to increase its Passenger Car and Light Truck tire production capacity in Brazil to cater to local replacement and original equipment demand in Brazil and the Mercosur.
Mr. Michel Rollier also reported that in India, Michelin was in the closing stages of negotiation to purchase land in order to build a new Truck and Earthmover tire plant.

North America: Michelin adjusts its investment plan to new market conditions.

In order to adjust North American production capacity to the decline of the region's automotive and tire markets, Michelin decided not to proceed with the greenfield project in the Mexican State of Guanajuato announced in August 2007. The plant was to produce tires for the North American market. Productivity gains and additional investments in existing North American production plants will enable Michelin to meet strong demand for high-performance and larger tires in North America. The Group confirmed that its other investment projects for North America will be maintained.

France: Reindustrialization of the Toul Plant

Less than a year after it announced a project to end production in the Toul plant in 2009 and to create 900 jobs within 5 years, Michelin has presented in September 2008 a reindustrialization project for the site. In partnership with Sita France, Michelin Development will set up the 'Ecorevia' production and research center, specialized in developing new generations of raw materials derived from recycling. This project should generate 150 jobs by 2010.

Development of the TyrePlus Distribution Network

- Opening of the first TyrePlus shops in Saudi Arabia and Mexico

In June 2008, Michelin inaugurated in Jeddah (Saudi Arabia) its first Africa Middle-East zone TyrePlus distribution center. The center sells MICHELIN and BFGoodrich® brand tires as well as competitor brands together with tire-related services and automotive accessories. Michelin plans to open shortly another five TyrePlus centers in Saudi Arabia plus seven more in the Gulf countries (Arab Emirates, Bahrain, Qatar, Oman and Kuwait).
In September 2008, the TyrePlus network's international development also included opening its first shop in Mexico.

- Expansion in China

Michelin inaugurated its 500th TyrePlus center, thereby confirming its leading position in China's specialist tire dealer market. Furthermore, in Maoming city (Canton Province), the Group opened in July its 50th Michelin Service Center, specialized in truck and bus tires and associated services. Finally, the MICHELIN Sui Ni Xing assistance service, celebrated its 500,000th customer after just two years of existence. The service has won the China Best Customer Service Award granted by specialist Chinese associations.

Further Price Increases

In order to preserve its margins from erosion due to raw material, energy and transportation cost hikes, the Group has announced a series of price increases:

- in Europe prices increased by up to 3% - 5% on average for Earthmover tires (from July 1st), for Agricultural tires (from August 1st) and for Passenger Car / Light Truck and Truck tires (from October 1st).
- in North America, Oliver Rubber Co. increased by up to 6% its Oliver and MegaMile brand retread rubber product prices (from September 15th).

The MICHELIN Energy Saver™ Tire More Efficient than its Competitors

At the end of August 2008, the French magazine Auto Plus published test results on rolling resistance and fuel savings for two sizes of 6 tire brands: MICHELIN, Pirelli, Bridgestone, Continental, Dunlop and Goodyear.

The test was performed in typical driving conditions and according to a very strict protocol: during several weeks, identical vehicles equipped with different tire brands covered some 15,000 km. Drivers as well as the tires were regularly switched between vehicles. All refueling was done by the same person at the same gas pump.

The MICHELIN Energy Saver tires in both 195/65HR 15 and 205/55 VR 16 sizes were found to give the best results. The magazine concluded: "while the purchase price of MICHELIN Energy Saver tires is a little more expensive, they will save you money in the long run".

MICHELIN Active Wheel, a New Wheel Concept

Two cars embodying a brand new concept were unveiled at the Paris Motor Show in October 2008: the cars had no engine under the hood, no conventional suspension or transmission system and no gearbox. With MICHELIN Active Wheel, the wheel not only integrates a tire and brake disk but also a miniature electric drive motor and a suspension motor. These technologies make it possible to entirely re-engineer automobile design.

The new Venturi Volage roadster is the most advanced example of such re-engineering potential. Fitted with MICHELIN Active Wheel, it is well ahead of its time and delivers high performance, safety, comfort and environment-friendliness.

The new 'Will', for its part, was built in partnership with Heuliez and Orange. It offers a concrete solution to road transportation concerns such as energy resources, urban pollution and personal safety. Although compact, the 'Will' is suitable for private and commercial applications.

United States: Michelin Topped J.D. Power Original Equipment Customer Satisfaction Survey.

Michelin again topped J.D. Power and Associates' original equipment customer satisfaction survey for passenger car and light truck tires. The survey analyzes new vehicle owners' satisfaction regarding their original tire fitment during the first year. In 2008, Michelin was ranked first in each of the four segments covered by the ranking: luxury/sport, pick-up/full-size van, mass market/non-luxury sport, SUV.

Michelin, Exclusive Fuel Efficient Tire Supplier for the Kia cee'd Model

Michelin was selected by car manufacturer Kia to become its exclusive tire supplier for its new environment-friendly vehicle range. MICHELIN tires make a substantial contribution to the vehicle's environmental performance: they will contribute to reduce fuel consumption by nearly 0.2 liter/100 km and CO_2 emissions by up to 5g per kilometer.

In 2006 Kia had already chosen Michelin to fit all of its cee'd range vehicles equipped with 15, 16 or 17 inch-tires.


MICHELIN
A better way forward

The New MICHELIN X Energy™ SaverGreen Truck Tire Reduces Costs.
The new MICHELIN X Energy™ SaverGreen tire meets long haul fleets' expectations through its multiple customer benefits: constant fuel consumption reduction (500 liters saved per year and per truck), longevity, increased safety and reduction of greenhouse gas emissions. These performance levels of the MICHELIN X Energy™ SaverGreen tire flow from the benefits of the MICHELIN Durable Technologies cluster of innovations. In particular, it features the new Energy™ Flex "heat-stable" casing enabling all parts of the MICHELIN X Energy™ SaverGreen tire, including the sidewalls and the bead areas, to contribute to fuel efficiency.

Michelin to Equip Airbus A380 of Emirates Airlines
Michelin signed a 10-year supply agreement with Emirates to equip its Airbus A380 fleet with the latest radial technology tire generation. The tires are highly impact- and damage-resistant and will deliver 30% to 40% more landings than bias tires. They also lower total aircraft mass, leading to significantly better fuel efficiency. Michelin will become the exclusive tire supplier for the Airbus A380 aircraft operated by Emirates, due to be commissioned between July 2008 and June 2013.
With 58 aircraft ordered, Emirates will operate the world's largest A380 aircraft fleet.

Earthmover: Contract Signed with Giant Mining Company China Coal Energy Co. Ltd.
On July 10th, 2008, Michelin signed a three-year contract with the China Coal Energy Co. Ltd mining company. Under the contract, Michelin will maintain the 63-inch giant tires that equip the dumpers used in China's largest surface coal mine of Pingshuo.
The purpose of the contract is to optimize tire usage conditions so as to extend their service life and to lower operating costs and increase productivity, while maintaining the highest safety standards.
In May 2008, China Coal Energy Co. Ltd. selected Michelin out of 162 other suppliers as its Best Supplier for the year 2007.

The MICHELIN OmniBib Tire to Optimize Farm Productivity
The new MICHELIN OmniBib agricultural tire delivers multiple performance criteria simultaneously and so improves farm productivity. It is the first wide series MICHELIN brand tire (series 70): it features a wider footprint, better traction and lower soil compaction. It delivers enhanced fuel and field work efficiency as well as the longest service life in its category. It is mostly intended for 70 to 180 HP tractors used for "mixed and livestock farming". It can be fitted instead of a standard tire without changing the rim. The MICHELIN OmniBib 70 series tire is certified by the major tractor OEMs.

Michelin at the Eurobike Show
At the last Eurobike show (4-7 September 2008 in Friedrichshafen, Germany), Michelin unveiled its latest bicycle tire ranges: MICHELIN Pro3 for performance fans and MICHELIN City Trekking for city-dwellers who use bicycles as a means of transport.
After first launching the MICHELIN Pro3 Race tire in grey, followed by other 'traditional' colors, Michelin has unveiled three bolder colors: Yellow Flash, Orange Signal, and Ivory. This large array of colors will be further enriched as a new choice of ten colors will be offered in 2009. Regardless of color, the MICHELIN Pro3 Race tire delivers an added 27% grip while cornering, and, with its mere 200-gram weight, even lower rolling resistance than the tire it replaces.

The MICHELIN guide steps into China
Following the successful launch of its first MICHELIN guide in Tokyo last November, the Red guide pursues its development in Asia. In December 2008, the first MICHELIN guide on Hong Kong and Macao will be published in Chinese and English. With the new publication, China becomes the 23rd country covered by the guide.

* * *

The quarterly information to September 30, 2008 will be reviewed at a telephone conference in English later today (Wednesday October 29, 2008) at 6:30 pm, Paris time (5:30 UT). If you wish to attend, please dial one of the following numbers from 6:20 pm:

- From France 01 72 26 01 65
- From the UK 0161 601 8920
- From the United States 1 866 793 4280
- From anywhere else + 44 161 601 8920

Please refer to the www.michelin.com/corporate website for practical information concerning the telephone conference.

Agenda

The Group shall publish its net sales and 2008 results on Friday 13, 2008 at 8:00 am (Paris time) before opening of the Paris Bourse.

* * *

Investor Relations:	**Press Relations**
Christophe Mazel: +33 (0) 4 73 32 24 53 +33 (0) 1 45 66 16 15 christophe.mazel@fr.michelin.com Jacques Philippe Hollaender: +33 (0) 4 73 32 18 02 +33 (0) 6 87 74 29 27 Jacques-Philippe.hollaender@fr.michelin.com	Fabienne de Brébisson: + 33 (0) 1 45 66 10 72 + 33 (0) 6 08 86 18 15 fabienne.de-brebisson@fr.michelin.com **Individual Shareholders** Jacques Engasser: + 33 (0) 4 73 98 59 08 jacques.engasser@fr.michelin.com


MICHELIN
A better way forward

Disclaimer

This press release is not an offer to purchase or a solicitation to recommend the purchase of Michelin shares. To obtain more detailed information on Michelin, please consult the documentation published in France by Autorité des Marchés Financiers available from the www.michelin.com website.
This press release could contain a number of provisional statements. Although the Company believes that these statements are based on reasonable assumptions as at the time of publishing this document, they are by nature subject to risks and contingencies liable to translate into a difference between actual data and the forecasts made or induced by these statements.

END

MICHELIN
A better way forward